                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                        QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 24039
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2001


                                 CONTENTS

                                                       Page

Summary of Billings                                      1

Annual Tonnage and Equipment Usage                       2


                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                               SUMMARY OF BILLINGS
                BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 2001
                                               October 2001               November 2001                December 2001
                                         --------------------------  ---------------------------  -----------------------------
                                                   Tons       Fee      Amount  Tons        Fee      Amount  Tons  Fee  Amount
                                                   ----       ---      ------  ----        ---      ------  ----  ---  ------
                                                (per ton)    (000)           (per ton)    (000)           (per ton)     (000)

BARGING SERVICE BILLINGS TO AFFILIATES

  AEP Resources, Inc.
  MEMCO**. . . . . . . . . . . . . . .     -      $ -        $ -     14,400    $0.80      $ 12    37,939      $7.07      $268
                                                  =====                        =====

  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant. . . . . . . . . . . .  225,961   $1.91      $431   187,126    $1.87      $349   184,455      $2.47       455
                                                  =====                        =====

    Amos Plant . . . . . . . . . . . .   12,805   $1.32        17     8,085    $1.31        11      -         $ -         -
                                        -------   =====      ----   -------    =====      ----   -------      =====     -----

      Total. . . . . . . . . . . . . .  238,766              $448   195,211               $360   184,455                 $455
                                        =======              ====   =======               ====   =======                 ====

  Appalachian Power Company:
    Mountaineer Plant. . . . . . . . .  227,401   $3.14      $714    48,191    $3.06      $147   132,759      $2.62      $347
                                                  =====                        =====                          =====

    Kanawha River Plant. . . . . . . .   66,798   $0.65        43    76,988    $0.81        62    81,789      $0.65        53
                                        -------   =====      ----   -------    =====      ----   -------      =====      ----
      Total. . . . . . . . . . . . . .  294,199              $757   125,179               $209   214,548                 $400
                                        =======              ====   =======               ====   =======                 ====

  Ohio Valley Electric Company . . . .   16,224   $1.38      $ 22    56,932    $1.91      $109    36,657      $1.94      $ 71
                                         ======   =====      ====   =======    =====      ====   =======      =====      ====
  Indiana Michigan Power Company:
    Tanners Creek. . . . . . . . . . .   96,367   $2.37      $228   257,465    $2.83      $729   215,878      $3.24      $699
                                        =======   =====      ====   =======    =====      ====   =======      =====      ====

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant . . . . . . . . . .  630,339   $1.74    $1,100   789,609    $1.72    $1,356   845,581      $1.73    $1,466
                                        =======   =====    ======   =======    =====    ======   =======      =====    ======

  Ohio Power Company:
    Cardinal Plant (Unit 1). . . . . .   56,707   $1.82      $103   102,534    $2.37      $243    45,721      $1.76      $ 81
                                                  =====                        =====                          =====

    Gavin Plant. . . . . . . . . . . .  289,796   $1.80       521   156,020    $1.68       261   122,598      $1.33       164
                                                  =====                        =====                          =====

    Kammer Plant . . . . . . . . . . .    6,677   $7.67        51      -       $ -          -       -         $  -         -
                                                  =====                        =====                          =====

    Mitchell Plant . . . . . . . . . .   19,256   $2.49        48     6,197    $2.99        19      -         $  -         -
                                        -------   =====      ----   -------    =====      ----   -------      =====      ----

      Total. . . . . . . . . . . . . .  372,436              $723   264,751               $523   168,319                 $245
                                        =======              ====   =======               ====   =======                 ====

BARGING SERVICE BILLINGS
TO UNAFFILIATED COMPANIES
  Buckeye Power Company
    Cardinal Plant (Unit 2 and 3). . .  143,555   $4.01      $576    97,589    $2.72      $265   123,757      $2.90      $359
                                        =======   =====      ====   =======    =====      ====   =======      =====      ====

  Other Coal . . . . . . . . . . . . .  122,012   $2.30      $280   135,561    $2.30      $312   124,309      $2.42      $301
                                        =======   =====      ====   =======    =====      ====   =======      =====      ====

  Other. . . . . . . . . . . . . . . .  340,656              $846   171,648               $365   119,095                 $197
                                        =======              ====   =======               ====   =======                 ====

Note: The above amounts include demurrage charges.
** MEMCo was acquired by AEP Resources, Inc. in November 2001. River
Transportation Division services to MEMCo prior to November were reported as billings to unaffiliated companies.


                         INDIANA MICHIGAN POWER COMPANY
                          RIVER TRANSPORTATION DIVISION
                       ANNUAL TONNAGE AND EQUIPMENT USAGE
                 FOR THE TWELVE MONTHS ENDING DECEMBER 31, 2001

                                       Ton
ANNUAL TONNAGE

        Affiliated                  21,843,666
        Unaffiliated                 5,467,437 *
                                    ----------

          Total                     27,311,103
                                    ==========



EQUIPMENT USAGE

                                      Adjusted
                                      Ton Miles

        Affiliated                6,567,054,466
        Unaffiliated              2,191,420,480 *
                                  -------------

          Total                   8,758,474,946
                                  =============




* Includes services rendered to MEMCo prior to November 2001 when it was acquired by AEP Resources.